Exhibit 99.1

Regulatory Announcement

RNS Number:7644A
Wolseley PLC
13 July 2004

NEWS RELEASE
13 July 2004

Wolseley plc
Pre-Close Period Trading Statement for 11 months to 30 June 2004

Wolseley plc, the world's largest specialist trade distributor of plumbing, heating and building materials products issues its regular trading statement for the eleven months to 30 June 2004, prior to entering its close period. The preliminary results for the 12 months ending 31 July 2004 are due to be announced on 27 September 2004.

Overview

The group's businesses in North America and the UK have outperformed in their markets, generating high rates of organic growth and substantial increases in profits. The markets in Continental Europe continue to be broadly flat, although nearly all the group's businesses showed sales and trading profit growth.

The group's results for the eleven months to 30 June 2004 have benefited from improving economic conditions in the USA, a positive business environment in the UK and from higher commodity prices (copper, steel, lumber and structural panels).

After currency translation, group sales for the eleven months to 30 June 2004 were up by more than 20% and trading profit up by more than 30%. The adverse currency translation effect on sales was approximately £340 million and £17 million on trading profit. The group has achieved an increase in the trading margin compared to the equivalent period in the prior year.

Further details of market conditions in each of the group's business segments are set out below.

North American Plumbing and Heating Distribution

The US plumbing operations performed strongly with sales in local currency for the eleven months to 30 June 2004 up by more than 15%, and trading profit up by more than 40% on the equivalent period in the prior year. Virtually all of the sales growth was organic, including the beneficial effects of price inflation. Approximately one third of the increase in trading profit was due to commodity price increases in products such as copper, steel and plastics. The benefits of this price inflation are unlikely to continue next year, with the likelihood that commodity prices return to more sustainable, long term average prices. The trading margin increased substantially over the equivalent period last year and the business remains on track to exceed its 6% margin target in this financial year, a year ahead of schedule.

Housing related activity has held up well with the more positive economic environment having benefited the repairs and remodelling market. The commercial sector has begun to show signs of improvement, underpinned by increased government spending. The weakest segment continues to be the industrial market which is not expected to show any significant improvement until the latter part of 2004.

Ferguson's market outperformance continues to be driven by the commercial advantage gained from its distribution centre network and from management's focus on achieving organic growth in selective markets.

In Canada the construction and housing markets remained strong. In local currency, Wolseley Canada achieved a double-digit increase in both sales and trading profit over the equivalent eleven month period in the prior year.

US Building Materials Distribution

Residential housing continues to be a strong segment of the US economy, with new housing starts remaining high and the inventory of unsold houses, at well below four months, comparing favourably to the long-term average of around 6 months.

In US Building Materials, sales in US$ were up more than 30% for the first eleven months and trading profits up by more than 50% compared to the equivalent period in the prior year. Recent management action to reorganise the business and improve market focus is having a beneficial effect and organic volume growth was more than 7%. The restructuring of this business is on track to be completed this financial year and achieve cost savings of at least $5 million in the 2004 financial year, and $10 million in 2005 and thereafter.

Commodity lumber and structural panel prices, which directly affect approximately 45% of Stock Building Supply's product range, recovered in the period largely due to supply problems resulting from forest fires in Canada, a weaker US$ and increased demand for wood products globally. For the eleven months to 30 June 2004, average lumber prices of $374 per thousand board feet were 31% up on the prior comparable period average of $286 per thousand board feet, while structural panel products increased by 97% to $505 per thousand square feet. Higher lumber and structural panel prices have had the effect of increasing Stock's local currency sales by $478 million (19%) in the eleven-month period compared to the equivalent period in the prior year. These higher lumber and structural panel prices have started to show signs of weakening and this trend is likely to continue into the next financial year, with prices returning to more sustainable, long term averages.

Both the trading margin and the return on capital of Stock Building Supply are showing substantial increases on the prior year.

European Distribution

The UK has been the most positive of the group's European markets in the eleven months to 30 June 2004, with demand in the repairs, maintenance and improvement sector remaining strong. Despite the continuing weakness in the industrial and commercial markets, Wolseley's UK operations recorded double-digit sales and trading profit growth in the period, with organic growth of more than 6%.

In France there continues to be an improvement in the business environment although there are signs of increased price competition. Sales and trading profit in Brossette were up on last year with organic growth of more than 4% achieved, mainly due to an improvement in sales for public works programmes, piping and roofing. PBM (formerly Pinault Bois & Materiaux), which was acquired on 7 July 2003, performed in line with expectations and is on track to achieve its return targets. Both sales and profits show an improvement on the comparable period in the prior year.

The markets across the rest of the Continental European businesses continue to be broadly flat and this environment is expected to continue for the remainder of the calendar year. Despite this, nearly all of the group's businesses showed sales and trading profit growth, with double digit increases in profit being achieved in Luxembourg and Italy. The most difficult business environments continue to be The Netherlands and Austria, with trading profit at Wasco being down on the prior year. Tobler, the Swiss business acquired on 1 December 2003, performed in line with expectations with sales, trading profit and trading margin all up compared to the similar period last year.

Financial

The group's financial position remains strong with group gearing, as at 30 June 2004, of around 53% at current exchange rates (compared to 53.9% at 31 January 2004). The gearing reflects acquisition spend of £122 million in the eleven months to 30 June 2004 and increased working capital necessary to support high levels of organic growth, particularly in the USA. For the same reasons, the interest charge is also higher than the corresponding period in the prior year. However, the working capital to sales ratio for the group continues to show a favourable trend towards the group's target of 15% of sales.

Outlook

The performance of the group remains strong with its principal markets of the USA and UK continuing to provide good growth opportunities. A number of weaker markets, for example, France, are also showing some signs of improvement. With this improved business environment the prospects for the group in the next financial year are encouraging. However, higher commodity prices, which have assisted the group's performance in the first eleven months, may not be repeated in the next financial year.

The group continues to invest in logistics, information technology and human resources to secure additional growth opportunities from increased supply chain efficiencies, sourcing and international synergies. The Wolseley board is confident that the group's strong financial position, combined with its strategy to deliver value enhancing opportunities from organic and acquisitive growth, will continue to stand the group in good stead over the long term.

Charlie Banks, Group Chief Executive of Wolseley, said:

"We are on track to achieve another outstanding performance across our businesses this year. Our principal operating companies continue to be successful in their local markets, increasing market shares and improving their financial performance. In addition, the business environment in which we currently operate is generally more positive than it has been for the last few years. We are optimistic about our prospects going forward."

Exchange Rates

The average profit & loss account translation rate for the first eleven months was $1.7466 to the £1 compared to $1.5940 for the comparable period last year, a fall of 8.7%, and €1.4593 to the £1 compared to €1.5111, a rise of 3.5%.

Trading profit, a term used throughout this announcement, is defined as operating profit before goodwill amortisation. Trading margin is the ratio of trading profit to sales stated as a percentage.

This Trading Statement contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934). By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements.

FURTHER INFORMATION:

Wolseley plc
Tel: 0118 929 8700

Steve Webster – Group Finance Director
Guy Stainer – Head of Investor Relations

Brunswick Group LLP
Tel: 020 7404 5959

Andrew Fenwick
Sophie Fitton

There will be analyst/investor meeting today at 9.30 a.m. taking place at UBS, 100 Liverpool Street, London, EC2.

A dial-in facility will be available for this meeting:
UK and international dial-in +44 (0) 207 162 0188
US dial-in +1 334 420 4951

A replay facility will be available until 27 July 2004 by dialling:
UK freephone 0500 637 880
International +44 208 288 4459
US dial-in +1 334 323 6222

Passcode 256602

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2003 were approximately £8.2 billion and operating profit, before goodwill, was £473 million. Wolseley has around 47,000 employees operating in 13 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 listed companies.

European Distribution Division

In the year ended 31 July 2003 sales in the European Distribution Division were approximately £3.0 billion. In the UK, Wolseley UK is the leading plumbing and heating distributor and a leading heavyside building materials distributor with more than 1,450 locations and around 10,200 employees.

In Continental Europe, Wolseley France has around 9,500 employees in 703 locations. Brossette is a leading supplier of plumbing and heating equipment, underground drainage products, pipes, valves and fittings to the professional contractor and public authority market. PBM, acquired for €565 million in July 2003, is the number two supplier in France of heavyside building materials and is the leading importer and distributor of timber.

Other European companies include Tobler in Switzerland, Manzardo Spa in Italy, OAG in Austria, Heatmerchants in Ireland, CFM in Luxembourg, Cesaro in Czech Republic, Mart in Hungary, Wasco in The Netherlands and Electro-oil in Denmark.

North American Plumbing and Heating Distribution
In the year ended 31 July 2003 sales in this division were approximately £3.6 billion. In the USA, Ferguson Enterprises is the number one wholesale distributor of plumbing, heating and piping, valves and fitting products to professional contractors and industry. It also operates a network of bathroom and kitchen showrooms. The 761 locations are in 49 states in the USA and Puerto Rico. Ferguson Enterprises has approximately 12,800 employees.

Wolseley Canada is the number two in its market with 230 locations, distributing plumbing, heating, ventilation and air-conditioning, engineered pipes, waterworks and fire protection products.

US Building Materials Distribution
Sales in this division in the year ended 31 July 2003 were approximately £1.7 billion. Stock Building Supply, (formerly known as Carolina Holdings), is the number one provider of building materials and value added products to the house builder and professional contractor in the USA. It has 222 locations across 26 US states and has approximately 9,100 employees.

This information is provided by RNS
The company news service from the London Stock Exchange

END